UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014; or

☐                    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 1-14446

TD Bank 401(k) Retirement Plan

c/o TD Bank US Holding Company

One Portland Square

Portland, ME 04101

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

TD BANK 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

With Report of Independent Registered Public Accounting Firm

TD Bank 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	18

Consent of Independent Registered Public Accounting Firm	20

Report of Independent Registered Public Accounting Firm

The Plan Administrator

TD Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of TD Bank 401(k) Retirement Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TD Bank 401(k) Retirement Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of TD Bank 401(k) Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York

June 15, 2015

TD Bank 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Assets
Noninterest-bearing cash	$33,039	$167,415
Investments, at fair value	1,830,904,048	1,692,581,234
Total investments	1,830,937,087	1,692,748,649

Notes receivable from participants	47,566,208	42,618,430
Employer core and transition contributions receivable	41,423,939	42,284,745
Employer matching contributions receivable	1,077,977	733,205
Participant contributions receivable	—	1,912
Total receivables	90,068,124	85,638,292
Total Assets	$1,921,005,211	$1,778,386,941

Net assets reflecting investments at fair value	1,921,005,211	1,778,386,941

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,501,214)	(2,345,589)
Net assets available for benefits	$1,918,503,997	$1,776,041,352

See accompanying notes.

TD Bank 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Additions:
Additions to net assets attributed to:
Net appreciation in fair value of investments	$43,230,676	$235,859,485
Interest, dividends and other	64,421,501	48,622,097
Net investment income	107,652,177	284,481,582

Contributions:
Participant	82,522,198	78,578,056
Employer	82,173,204	80,005,493
Rollovers	18,704,416	14,257,954
Total contributions	183,399,818	172,841,503

Total additions	291,051,995	457,323,085

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	148,393,592	133,516,603
Administrative expenses	195,758	67,353
Total deductions	148,589,350	133,583,956

Net increase in net assets available for benefits	142,462,645	323,739,129

Net assets available for benefits:
Beginning of year	1,776,041,352	1,452,302,223
End of year	$1,918,503,997	$1,776,041,352

See accompanying notes.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan

The TD Bank 401(k) Retirement Plan (the “Plan”) is a defined contribution plan sponsored by TD Bank US Holding Company (the “Company”). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan’s provisions. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan document.

General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2014, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to contribute to the Plan on the first of the month following (or coincident with) completion of one month of service.

Plan Administration

The Plan is administered by The Toronto-Dominion Bank (the “Plan Administrator”). The Plan Administrator has assigned the record-keeping, trustee and custodial responsibilities of the Plan to T. Rowe Price, who also serves as Trustee of the Plan.

Contributions

Participants may contribute to the Plan, on a pre-tax basis, up to 50% of their eligible compensation. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code (the “Code”) for safe harbor plans and includes, but is not limited to, regular earnings, overtime pay, commissions, bonuses and incentives. Participants may also roll over distributions they receive from a prior employers’ qualified defined benefit or defined contribution plan.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants are eligible for Company matching contributions on the first of the month following (or coincident with) completion of twelve months of service. The Company match was designed to meet the standards for safe harbor treatment as defined by the Code. The Company matches 100% of participant contributions up to the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. The Company matching contributions for 2014 and 2013 totaled $40.8 million and $37.7 million, respectively. Participants’ contributions are subject to Code limitations, which were $17,500 for both 2014 and 2013. Catch-up contributions (within the meaning of Section 414(v) of the Code) can also be made by participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $5,500 for both 2014 and 2013.

The Plan also includes an employer core contribution from the Company for all eligible employees. To be eligible for a core contribution, an employee must first complete a year of service with the Company and be at least 21 years of age. Once this requirement is met, a participant is eligible for an allocation for the plan year if they are employed on the first and last day of the year, and work at least 1,000 hours during the year. The core contribution is determined based on the sum of a participant’s age and years of service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age +Years of Service	Core Contribution (Percentage of Eligible Compensation)

Less than 35	2.0%
35 — 44	2.5%
45 — 54	3.0%
55 — 64	4.0%
65 — 69	5.0%
70 or more	6.0%

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The core contributions for 2014 and 2013 were $41.4 million and $38.9 million, respectively. The core contributions were paid to the Plan in February 2015 and 2014, respectively.

Employees who previously participated in the TD Banknorth Inc. Pension Plan were also eligible for a transition contribution for any plan year from 2009 through 2013 in which they worked at least 1,000 hours during the year, were employed on the first and last day of the year, and reached age 50 on or before the first day of the year. The transition contribution was between 2% and 6% of eligible compensation based on the participant’s age on the first day of the Plan year. The transition contribution is subject to a three-year cliff-vesting schedule. The final transition contribution totaled $3.4 million in 2013 and was contributed to the Plan in February 2014.

Participant Accounts

Each participant’s account reflects the participant’s contributions, rollover, and Company contributions as well as earnings or losses on those contributions. The account has been reduced by withdrawals and any applicable direct expenses.

Vesting

Participant contributions, any safe harbor employer matching contributions, and any earnings thereon are immediately vested.

Participants whose employment is terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, shall have a non- forfeitable interest in the value of their core and transition contributions, and any earnings thereon, in accordance with the following schedule:

Years of Service (as defined by the Plan)	Vested Percentage

Less than three years	0%
Three or more years	100%

Notwithstanding the foregoing, any prior Plan balances from merged plans shall continue to vest in accordance with their respective vesting schedules.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their accounts, excluding balances related to core or transition contributions.  The minimum amount that a participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance. Loans must be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the Participant’s account and bear interest at a fixed rate established by the Plan Administrator based on the Prime Rate as reported in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 9.25% on loans outstanding at December 31, 2014 and 2013. Principal and interest are paid through payroll deductions.

Benefits

Participants may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, participants may withdraw all or part of their participant contributions plus earnings thereon. After attaining age 65, participants may withdraw all or part of their total account balance. In the event of a qualifying hardship, participants may withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in the Plan document), and related earnings.

Upon termination of employment or retirement, participants can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, a common collective trust fund (the T. Rowe Price Stable Value Common Trust Fund) and common shares of The Toronto-Dominion Bank, the parent of the Company. Effective January 1, 2014, a participant’s investment direction with respect to future contributions and the reinvestment of all or a portion of their Aggregate Account shall be subject to a 20 percent limitation on investment in the common shares of The Toronto-Dominion Bank.

Forfeitures

Amounts in which the Participant does not have a vested interest shall be forfeited by the Participant after five consecutive one-year breaks in service, as defined by the Plan document. At December 31, 2014 and 2013, approximately $745,968 and $541,404, respectively, of forfeitures from terminated employees were maintained in a separate account and are available to offset future contributions. For the years ended December 31, 2014 and 2013, employer contributions were reduced by approximately $643,631 and $1,851,085, respectively, from forfeited accounts.

Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank common shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements.

The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 6); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases  and  sales  of  securities  are  recorded  on  a  trade-date  basis.  Interest income is recorded on an accrual basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded when paid.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expense

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. Administrative expenses that were paid directly by the Plan totaled $195,758 and $67,353 for the years ended December 31, 2014 and 2013, respectively. Fees for recordkeeping services and investment management were paid by Plan participants indirectly through the Plan’s investment return.

3. Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 27, 2014 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. A qualified Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

US GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions for the years ended December 31, 2014 or 2013. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

4. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Administration of Plan Assets (continued)

Company contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

5. Investments

The following investments represented 5% or more of the fair value of the Plan’s net assets available for benefits at December 31:

2014
Fair Value
Investments, at fair value:
The Toronto-Dominion Bank common shares (1)	$151,803,400
TRP Stable Value Common Trust Fund (1) (2)	172,536,180
TRP Retirement 2020 Fund (1)	141,898,676
TRP Retirement 2025 Fund (1)	168,053,661
TRP Retirement 2030 Fund (1)	168,825,781
TRP Retirement 2035 Fund (1)	126,172,652
Dodge & Cox Stock Fund	201,266,507
Vanguard Institutional Index Fund	118,727,436
TRP Blue Chip Growth Fund(1)	100,787,523

2013
Fair Value
Investments, at fair value:
The Toronto-Dominion Bank common shares (1)	$154,574,872
TRP Stable Value Common Trust Fund (1) (2)	167,842,616
TRP Retirement 2025 Fund (1)	153,735,162
TRP Retirement 2030 Fund (1)	153,482,760
TRP Retirement 2020 Fund (1)	132,450,960
TRP Retirement 2035 Fund (1)	113,212,253
Dodge & Cox Stock Fund	100,878,247
Vanguard Institutional Index Fund	91,093,491

(1) Party in interest

(2) The contract value of the Plan’s investment in the TRP Stable Value Common Trust Fund was $170,034,966 and $165,497,027 at December 31, 2014 and 2013, respectively.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Investments (continued)

During 2014  and 2013,  the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

	2014	2013
Common stock	$2,318,204	$16,368,681
Registered investment companies	40,912,472	219,490,804
Net appreciation in fair value of investments	$43,230,676	$235,859,485

6. Fair Value Measurements

US GAAP provides the framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP are described below:

Level 1                                Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2                                Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                              quoted prices for similar assets or liabilities in active markets

•                              quoted prices for identical or similar assets or liabilities in markets that are not active

•                              observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                              inputs that are derived principally from or corroborated by observable market data by correlation or other means.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                Unobservable inputs for the asset or liability that are supported by little or no market activity. Level 3 inputs include management’s own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The fair value measurement level of the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 as compared to those used at December 31, 2013.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and common trust funds: Valued at the net asset value of shares held by the Plan at year end as reported in the active market.

Common Collective Trust Fund: Fair value is based on using the net asset value per share of investment. Participants may redeem these investments on a daily basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013. There were no changes between levels for the years ended December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds	$1,506,564,468	$—	$—	$1,506,564,468
Common Stocks	151,803,400	—	—	151,803,400
Common Collective Trust Funds	—	172,536,180	—	172,536,180
Total assets at fair value	$1,658,367,868	$172,536,180	$—	$1,830,904,048

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual Funds	$1,370,163,746	$—	$—	$1,370,163,746
Common Stocks	154,574,872	—	—	154,574,872
Common Collective Trust Funds	—	167,842,616	—	167,842,616
Total assets at fair value	$1,524,738,618	$167,842,616	$—	$1,692,581,234

7. Related-Party Transactions

The Plan owned 3,177,133 and 1,640,226 common shares of The Toronto-Dominion Bank valued at $151,803,400 and $154,574,872 at December 31, 2014 and 2013, respectively, from which the Plan received dividends of $5,368,591 and $5,351,056 for years ended December 31, 2014 and 2013, respectively. On January 31, 2014, the Toronto-Dominion Bank’s Board of Directors declared a stock dividend of one common share for each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares. These transactions qualify as party-in-interest transactions.

Certain Plan investments were managed and held in trust by T. Rowe Price during 2014 and 2013. Consequently, T. Rowe Price is a party-in-interest.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of participants on such date.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2014 and 2013 per the financial statements to the Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$1,918,503,997	$1,776,041,352
Adjust for: Fair value adjustments for fully benefit- responsive investment contracts	2,501,214	2,345,589
	$1,921,005,211	$1,778,386,941

The following is a reconciliation of net investment income for the years ended December 31, 2014 and 2013 per the financial statements to Form 5500:

	2014	2013

Net investment income per the financial statements	$107,652,177	$284,481,582
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	155,625	(4,580,274)
	$107,807,802	$279,901,308

TD Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500 (continued)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

11. Subsequent Events

The Plan was evaluated for the impact of events that occurred subsequent to December 31, 2014 and up to June 15, 2015, the date the financial statements were issued, and no events were required to be recognized in the financial statements.

Supplemental Schedule

TD Bank 401(k) Retirement Plan

Plan No. 003         EIN 01-0437984

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Mutual Funds:
*	TRP Blue Chip Growth Fund	Registered investment company 1,498,254 shares	$100,787,523
	Dodge & Cox Stock Fund	Registered investment company 1,112,338 shares	201,266,507
*	TRP Prime Reserve Fund	Registered investment company 2,077 shares	2,077
*	TDAM Core Bond Institutional	Registered investment company 72,376 shares	726,660
*	TDAM Global Equity Shareholder Yield Fund, Institutional	Registered investment company 150,563 shares	1,693,829
	PIMCO Total Return Fund, Inst.	Registered investment company 4,558,189 shares	48,590,296
*	TRP Retirement Balanced Fund, Inv.	Registered investment company 524,891 shares	7,789,380
	Vanguard Institutional Index Fund	Registered investment company 629,286 shares	118,727,436
	Vanguard Total Bond Market Index, Institutional	Registered investment company 2,657,079 shares	28,882,452
	Vanguard Development Markets Index Fund, Inst.	Registered investment company 1,472,934 shares	17,940,342
	MFS Institutional International Equity Fund	Registered investment company 2,260,640 shares	47,269,972
*	TRP Retirement 2005 Fund	Registered investment company 705,896 shares	9,176,650
*	TRP Retirement 2010 Fund	Registered investment company 1,653,161 shares	29,310,536
*	TRP Retirement 2015 Fund	Registered investment company 5,239,436 shares	75,814,635
*	TRP Retirement 2020 Fund	Registered investment company 6,851,698 shares	141,898,676
*	TRP Retirement 2025 Fund	Registered investment company 10,697,241 shares	168,053,661
*	TRP Retirement 2030 Fund	Registered investment company 7,333,874 shares	168,825,781

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Mutual Funds:
*	TRP Retirement 2035 Fund	Registered investment company 7,573,388 shares	$126,172,652
*	TRP Retirement 2040 Fund	Registered investment company 3,695,863 shares	88,405,049
*	TRP Retirement 2045 Fund	Registered investment company 4,527,616 shares	72,441,859
*	TRP Retirement 2050 Fund	Registered investment company 2,765,279 shares	37,082,392
*	TRP Retirement 2055 Fund	Registered investment company 1,109,771 shares	14,771,058
*	TRP Retirement 2060 Fund	Registered investment company 94,736 shares	935,045

Common Stock:
*	The Toronto-Dominion Bank	Common shares — 3,177,133 shares	151,803,400

Common Collective Trust Fund:
*	TRP Stable Value Common Trust Fund	Guaranteed Investment Contract 170,034,966 shares	172,536,180
			1,830,904,048

**Notes receivable from participants		Loans granted to plan participants, varying maturities, interest rates from 3.25% to 9.25%, secured by, at a minimum, 50% of vested account balances	47,566,208

			$1,878,470,256

* Denotes party in interest

** FASB ASU 2010-25 does not consider notes receivable from participants to be investments, whereas the Form 5500 requires that notes receivable from participants be listed as investments.

Note: Cost information has not been included because all investments are participant directed.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-142253) pertaining to the TD Bank 401(k) Retirement Plan of our report dated June 15, 2015, with respect to the financial statements and schedule of the TD Bank 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2014 and 2013.

New York, New York

June 15, 2015

TD Bank 401(k) Retirement Plan

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD BANK 401(K) RETIREMENT PLAN

By:	/s/SHEILA A. GLEASON
Sheila A. Gleason
Plan Administrator

Date: June 15, 2015